ECKERT SEAMANS CHERIN & MELLOTT, LLC
1515 Market Street, Ninth Floor
Philadelphia, Pennsylvania 19102-1909

April 11, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Generex Biotechnology Corporation - Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation, a Delaware corporation (the “Company”), we hereby transmit pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, and Rule 101(a) of Regulation S-T, a preliminary copy of the Company’s Notice of Annual Meeting, Proxy Statement and Form of Proxy relating to the Company’s 2006 annual meeting of stockholders. The Company is filing its proxy materials in preliminary form because the Company is seeking stockholder approval of the following matters: (i) the potential issuance and sale of equity securities below market price in excess of shares permitted to be issued without prior stockholder approval under NASDAQ Marketplace Rules 4350(i)(1)(C) and (D); (ii) the adoption of a stockholder rights plan that will allow the Board of Directors to declare a dividend of one share purchase right for each outstanding share of common stock of the Company; and (iii) an amendment to the Company’s Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of common stock from 150,000,000 to 300,000,000.

The Company expects to release the definitive proxy materials to its stockholders on or about May 5, 2006.

If you have any questions regarding this filing, please contact me at (215) 851-8472 or gmiller@eckertseamans.com. Any facsimile transmissions should be sent to (215) 851-8383.

Very truly yours,

/s/ Gary A. Miller
Gary A. Miller